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                      [TERYL RESOURCES CORP. LETTERHEAD]

May 12, 2000

VIA FAX: 202-942-9528

Mr. John Penn
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW, Mail Stop 4-5
Washington, DC 20548-0405

Re:  Teryl Resources Corp.
     Form 20-F Registration Statement
     Filed March 13, 2000
     File No. 0-30624

Dear Mr. Penn:

Teryl Resources Corp. hereby withdraws the above entitled Form 20-F Registration Statement prior to its effective date. We are unable to complete the comments requested by the SEC on April 26, 2000 by the due date.

We intend to refile in the near future.

Yours truly,

/s/ John Robertson

John Robertson
President